December 31, 2019

James Bugden
Chief Financial Officer
The Meet Group, Inc.
100 Union Square Drive
New Hope, Pennsylvania 18938

       Re: The Meet Group, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Response Dated November 22, 2019
           File No. 001-33105

Dear Mr. Bugden:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services